UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 773,335,888*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 773,335,888*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,335,888*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%**
14	Type of Reporting Person CO

* This amount includes 474,349,906 redemption-exchange units of Brookfield Property L.P. held by subsidiaries of the Reporting Person.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 474,349,906 redemption-exchange units of Brookfield Property L.P. owned by subsidiaries of the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 773,335,888*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 773,335,888*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,335,888*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%**
14	Type of Reporting Person OO

* This amount includes 474,349,906 redemption-exchange units of Brookfield Property L.P. beneficially owned by Brookfield Asset Management Inc.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 474,349,906 redemption-exchange units of Brookfield Property L.P. beneficially owned by Brookfield Asset Management Inc.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 26,100,760*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,100,760*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,100,760*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%**
14	Type of Reporting Person CO

* This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,702,050*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,906,781*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,906,781*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,906,781*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%**
14	Type of Reporting Person CO

* This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.7%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,781,724*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,419,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,419,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.7%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,319,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,319,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.8%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,715,912*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,715,912*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 50,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.3%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,387,345*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,387,345*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 71,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.2%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

* Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. G16249107

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,032,269*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,032,269*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,032,269*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.7%*
14	Type of Reporting Person CO

* This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 298,985,982 limited partnership units of the Issuer issued and outstanding as of July 26, 2021 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH NEW SUBCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

EXPLANATORY NOTE

This Amendment No. 18 to Schedule 13D (this “Amendment No. 18”) is being filed with respect to the limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”) to report (i) the acquisition of all of the outstanding Units not previously owned by Brookfield Asset Management Inc. (“BAM”) in accordance with the Arrangement Agreement, dated March 31, 2021, as amended (the “Arrangement Agreement”), between BAM, the Issuer and BPY Arrangement Corporation and (ii) the removal of BPY (2013) Corp., Brookfield Global Property Advisor Limited, BPGH Sub Inc., BPGUSH New Subco LP, Brookfield Real Estate Partners (A) SIB L.P., Brookfield Real Estate Partners (Q) SIB L.P. and Brookfield Real Estate Partners (K) SIB Holdings L.P. as Reporting Persons (as defined in the Schedule 13D).

Information reported and defined terms used in the original Schedule 13D, as amended to the date hereof (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 18.

2. Identity and Background.

None of BPY (2013) Corp., Brookfield Global Property Advisor Limited, BPGH Sub Inc., BPGUSH New Subco LP, Brookfield Real Estate Partners (A) SIB L.P., Brookfield Real Estate Partners (Q) SIB L.P. and Brookfield Real Estate Partners (K) SIB Holdings L.P. shall be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

Item 2 of the Schedule 13D is hereby amended to remove reference to BPY (2013) Corp., Brookfield Global Property Advisor Limited, BPGH Sub Inc., BPGUSH New Subco LP, Brookfield Real Estate Partners (A) SIB L.P., Brookfield Real Estate Partners (Q) SIB L.P. and Brookfield Real Estate Partners (K) SIB Holdings L.P. (and any related Scheduled Persons), and supplemented as follows:

Schedule I hereto sets forth a list of updated names of directors and executive officers of BAM (to be included as Scheduled Persons), and their respective principal occupations, addresses, and citizenships.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 18.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

On July 26, 2021, BAM acquired 311,944,113 Units in connection with the Transaction, and following cancellation of certain Units in accordance with the Arrangement Agreement, currently beneficially owns 298,985,982 Units.

5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

As of July 26, 2021, BAM and BAM Partners may be deemed to be the beneficial owner of 298,985,982 Units, and such Units constitute approximately 100.0% of the issued and outstanding Units.

In addition, BAM holds, through certain Reporting Persons and subsidiaries, an aggregate of 474,349,906 redemption-exchange units of Brookfield Property L.P. (“Property LP”). Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP.

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of BAM Class B Shares, has the ability to appoint one half of the board of directors of BAM and, as such, may be deemed to indirectly control the decisions of BAM regarding the vote and disposition of the Units held by BAM; therefore BAM Partners may be deemed to have indirect beneficial ownership of the Units held by BAM. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 18.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH NEW SUBCO LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, BAM	Canada

Jeffrey M. Blidner Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, BAM	Canada

Angela F. Braly Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu Director	c/o Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

J. Bruce Flatt Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Managing Partner and Chief Executive Officer, BAM	Canada

Nicholas H. Goodman Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, BAM	United Kingdom

Brian W. Kingston Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, BAM	Canada

Brian D. Lawson Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, BAM	Canada

Cyrus Madon Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, BAM	Canada

Lord Augustine Thomas O’Donnell Director	Frontier Economics, 71 High Holborn, London U.K., WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, BAM	Canada

Samuel J.B. Pollock Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, BAM	Canada

Seek Ngee Huat Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Singapore

Sachin G. Shah Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, BAM	Canada

Diana L. Taylor Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, BAM	Canada